08025454

SEC
Mail Processing
Section

FEB 27 2008

Washington, DC
101

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50998

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westcap Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16795 Von Karman Avenue, Suite 200
(No. and Street)

Irvine, (City) California (State) 92606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James Gallo 949-752-9380
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 West Olympic Blvd., Suite 875 Los Angeles, CA 90064
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 05 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Gallo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westcap Securities, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

James E Gallo
Signature

CFO / CCO / FinOp
Title

Sal Baran
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JULIE M. NICHOLS
Commission # 1705449
Notary Public - California
San Bernardino County
MyComm. Expires Dec 14, 2010

State of California County of San Bernardino
Subscribed and sworn (or affirmed) before me
on this 21 day of February, 2008,
by James E. Gallo
proved to me on the basis of satisfactory evidence
to be the person(s) who appeared before me.

Signature

seal

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

WESTCAP SECURITIES, INC.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2007

16795 Von Karman Avenue, Suite 200
Irvine, CA 92606

CONTENTS

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Westcap Securities, Inc.
Irvine, California

I have audited the accompanying statement of financial condition of Westcap Securities, Inc. as of December 31, 2007 and related statements of income, changes in shareholders' equity and cash flows for the year then ended. These financial statements are being filed based on Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of WestCap Securities, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Westcap Securities, Inc. as of December 31, 2007 and the results of its operations, shareholders' equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Joseph Yafeh, CPA

Los Angeles, California
February 6, 2008

WESTCAP SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	
Checking	$ 4,486
Clearing deposit	25,000
Commissions receivable	5,033
Investment account	2,851,669
Brokers' advances	3,143
Furniture & equipment less accumulated depreciation - $43,734	4,254
Other assets	22,395
TOTAL ASSETS	$2,915,980

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Accounts payable	$ 26,588
Commissions payable	125
Wages payable	4,318
Credit line	45,608
Income tax payable	800
TOTAL LIABILITIES	77,439
SHAREHOLDERS' EQUITY	
Common stock, $1 par value, 1,000,000 shares authorized; 262,300 shares outstanding	$ 262,300
Paid in capital	171,969
Retained earnings	2,404,272
TOTAL SHAREHOLDERS' EQUITY	2,838,541
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,915,980

See Accompanying Notes to Financial Statements

WESTCAP SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUE – Page 11	$ 1,455,486
OPERATING EXPENSES - Page 11	2,426,924
Less: Reimbursed expenses	161,640
	2,265,284
NET OPERATING (LOSS)	(809,798)
OTHER INCOME	
Realized gain on securities	455,827
Unrealized gain on securities	2,499,017
Interest income	11,010
TOTAL OTHER INCOME	2,965,854
INCOME BEFORE INCOME TAXES	2,156,056
TAX PROVISION:	
State	800
Federal	0
NET INCOME	$ 2,155,256

See Accompanying Notes to Financial Statements

WESTCAP SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock Shares	Common Stock	Paid – In Capital	Retained Earnings	Total
Balance, December 31, 2006	262,300	$262,300	$171,969	$ 249,016	$ 683,285
Net Income				2,155,256	2,155,256
Balance, December 31, 2007	262,300	$262,300	$171,969	$2,404,272	$2,838,541

See Accompanying Notes to Financial Statements

WESTCAP SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Cash Flows from Operating Activities:	
Net income	$ 2,155,256
Depreciation	7,890
Changes in operating assets and liabilities:	
Brokers' advances	12,310
Commissions receivable	4,211
Concession receivable	12,950
Clearing deposit	(3,908)
Other assets	(8,859)
Investment account - cash	64,766
Investment account – securities	(2,316,937)
Accounts payables	21,219
Commissions payable	(4,842)
Concessions payable	(6,650)
Wages payable	4,318
Net cash used by operating activities	(58,276)
Cash Flows from Investing Activities:	--
Cash Flows from Financing Activities	
Credit line	45,449
	45,449
Net decrease in cash	(12,827)
Cash at beginning of year	17,313
Cash at December 31, 2007	$ 4,486
Supplemental Cash Flow Information:	
Cash paid for income taxes	$ 0
Cash paid for interest	$ 3,245

See Accompanying Notes to Financial Statements

WESTCAP SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE 1 - ORGANIZATION

Westcap Securities, Inc. (the Company) is a California corporation incorporated on January 29, 1998 and approved by the NASD in December 1998. The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency ("FINRA"). The Company is a General Securities Broker/Dealer. The Company does not hold customer funds or securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General
The accompanying financial statements were prepared on the accrual method of accounting.

Furniture & Equipment & Depreciation
All furniture and equipment were contributed in exchange for stock and is being depreciated on the straight-line basis over 7 years.

Investment Account
The investment account has two categories, cash and securities. As of December 31, 2007 the balances were:

Cash	$ 211,890
Securities	2,639,779
Total	$2,851,669

The securities are marked to market and are haircutted 100% for net capital computation.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to a $100,000 minimum capital requirement under SEC Rule 15c3-1 which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As of December 31, 2007, the net capital was $157,823, which exceeded the required minimum capital by $57,823. The percentage of aggregate indebtedness to the net capital ratio is 49%.

NOTE 4 – PROVISION FOR INCOME TAXES

The Company files its tax return on the cash basis. As set forth in Note 2 "Investment Account" and "Computation of Net Capital", pages 8 and 9, securities are haircutted at 100%. Therefore, any gain is deferred until securities are sold. In addition the Company has net operating loss carried forward from prior years for approximately $167,000.

NOTE 5 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 6 – COMMITMENTS

The Company has moved to a new location with a new lease which expires on 8/30/2012. The commitments are as follows:

2008	$118,523
2009	121,414
2010	124,304
2011	127,195
2012	130,086

NOTE 7 – EXEMPTION FROM THE SEC RULE 15C3-3

Westcap Securities, Inc. is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Therefore, Westcap Securities, Inc. is exempt from provisions under the SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph (K) (2) (ii).

In addition, the Company is exempt from the Possession or Control Requirements under Rule 15c3-3 paragraph (K) (2) (ii).

WESTCAP SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2007

COMPUTATION OF NET CAPITAL	
Total ownership equity from statement of financial condition	$ 2,838,541
Non allowable assets - Page 9	34,746
NET CAPITAL BEFORE HAIRCUTS	2,803,795
Haircuts, Page 9	2,644,017
Undue concentration	1,955
NET CAPITAL	$ 157,823
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net aggregate indebtedness- .067% of net aggregate indebtedness	$ 5,163
Minimum dollar net capital required	$ 100,000
Net Capital required (greater of above amounts)	$ 100,000
EXCESS CAPITAL	$ 57,823
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 150,079
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities	$ 77,439
Percentage of aggregate indebtedness to net capital	49%

RECONCILIATION

The following is a reconciliation as of December 31, 2007 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4).

Unaudited	$ 175,647
Provision for income taxes	800
Unrecorded liabilities	17,024
Audited	$ 157,823

See Accompanying Notes to Financial Statements

WESTCAP SECURITIES, INC.
NON-ALLOWABLE ASSETS
DECEMBER 31, 2007

NON-ALLOWABLE ASSETS	
Brokers' Advances	$ 3,143
Furniture & Equipment, net	4,254
Commission Receivable	4,954
Other Asset	22,395
	$ 34,746
HAIRCUTS	
Securities Positions	$2,639,779
Money Market 2%	4,238
	$2,644,017
UNDUE CONCENTRATION	$ 1,955

See Accompanying Notes to Financial Statements

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF REVENUE AND OPERATING EXPENSES

Board of Directors
Westcap Securities, Inc.
Irvine, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedules of revenue and operating expenses for the year ended December 31, 2007 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Joseph Yafeh, CPA

Los Angeles, California
February 6, 2008

PART II

WESTCAP SECURITIES, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2007

WESTCAP SECURITIES, INC.
SCHEDULE OF REVENUE AND OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUE

Commissions Income	$1,289,230
Compliance Income	106,020
Fees and Other Income	60,236
TOTAL REVENUE	$1,455,486

OPERATING EXPENSES

Advertising	$ 3,167
Arbitration Resolution Fees	80,000
Auto Expense	48,047
Bad Debts	11,860
Bank Service Charges	640
Clearing Fees	34,444
Commissions	1,070,302
Depreciation Expense	7,890
Dues and Subscriptions	4,300
Insurance	8,973
Interest Expense	3,245
Leads	25,480
Licenses and Permits	1,393
NASD Fees	33,073
Office Expense	62,799
Outside Services	172,684
Parking	12,180
Payroll Expenses	1,537
Payroll Tax Expenses	16,468
Postage and Delivery	30,839
Printing and Reproduction	5,246
Professional Fees	23,937
Profit Sharing	347,130
Rent	157,409
Salary	186,383
Travel and Entertainment	26,989
Utilities	19,202
Miscellaneous	31,307
TOTAL OPERATING EXPENSES	$2,426,924

See Accompanying Notes to Financial Statements

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT ACCOUNT
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC Rule 17a-5

Board of Directors
Westcap Securities, Inc.
Irvine, California

In planning and performing my audit of the financial statements and supplemental schedules of Westcap Securities, Inc. (the "Company") for the year ended December 31, 2007, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

Board of Directors
Westcap Securities, Inc.
Irvine, California

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
February 6, 2008

END